As filed with the Securities and Exchange Commission on April 10, 2000
                               File No. 000-28659

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB/A


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                         Internet Corporation of America
                 (Name of small business issuer in its charter)

            Delaware                                        75-2610514
  (State or other jurisdiction of                     (I.R.S. Employer
   incorporation  or organization)                     Identification Number)



    16910 Dallas Parkway, Suite 100
    Dallas, TX 75248                                      (972) 248-1922
(Address of principal executive offices)                 Telephone Number






                                 Kevin B. Halter
                        16910 Dallas Parkway, Suite 100,
                                Dallas, TX 75248
             (Name, address and phone number for agent for service)

                                   Copies to:
                                    Ann Bell
                         16910 Dallas Parkway, Suite 100
                               Dallas, Texas 75248
                                 (972) 248-1922


        Securities to be registered under Section 12(b) of the Act:   none

           Securities to be registered under Section 12(g) of the Act:

                    Common Stock, $.00001 par value per share







This amendment is filed to include Financial Statements and Auditor's Report for December 31, 1999 and 1998.

                                     PART I

Item 1   DESCRIPTION OF BUSINESS

General

Internet Corporation of America ("Company") is filing this Form 10-SB on a voluntary basis in order to make the company's financial information equally available to all parties, including potential investors, and to meet certain listing requirements for publicly traded securities.

History of the Company

The Company was incorporated on August 23, 1995 under the laws of the State of Delaware. The Company has never had any operations or assets since inception. At one time, the Company had preliminary plans to become an Internet Service Provider ("ISP"), but said plans never materialized due to lack of funding.

Industry Overview and Opportunity

Currently, the Company is seeking a favorable business opportunity to acquire. The Company has not entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction as of the date of this filing. The Company continues to investigate, review, and evaluate business opportunities as they become available and will seek to acquire or become engaged in business opportunities at such time as specific opportunities warrant. The Company cannot now predict what type of business it may enter into or acquire. It is emphasized that the business objectives discussed herein are extremely general and are not intended to be restrictive on the discretion of the Company's management.

Market Overview

It is anticipated that business opportunities will be identified for the Company through its officers and directors and through professional advisors, including members of the financial and legal community.

In seeking a business venture, the decision of management will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, but will be based on the business objective of seeking long-term capital appreciation in the real value of the Company.

Competition

The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be successful in obtaining a suitable business opportunity.

Environmental Matters

The Company is not aware of any environmental liability relating to its operations that would have a material adverse effect on the Company, its business, assets or results of operations.

Inflation

Inflation has not historically been a material effect on the Company's operations and is not expected to have a material impact on the Company or its operations in the future.

Item 2   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Company has never had any operations or assets since inception. The Company is fully dependent upon its parent company, Halter Capital Corporation to provide sufficient working capital to preserve the integrity of the Company.


Item 3    DESCRIPTION OF PROPERTY

The Company does not own any properties.


Item 4   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following information table sets forth certain information regarding the Company's common stock ownership on December 1, 1999 by (1) any person (including any "group") who is known by the Company to own beneficially more than 5% of its outstanding Common Stock, (2) each director and executive officer, and (3) all executive officers and directors as a group.

Name and address                         Shares Owned              Percentage
----------------                         ------------              ----------

Halter Capital Corporation                  100,000                   100%
16910 Dallas Parkway
Suite 100
Dallas, TX 75248


Item 5   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors and officers of the Company are listed below with information about their respective backgrounds.

Name                                 Age         Position
----                                 ---         ---------

Kevin B. Halter                      64          Chairman,
President,  CEO & Director
Kevin B. Halter, Jr.                 39          Secretary, Treasurer & Director

Kevin B. Halter has served as Chairman, President, CEO and a director of the Company since its inception. Mr. Halter has served as Chairman of the Board, President and Chief Executive Officer of Halter Capital Corporation, a privately held investment and consulting company, since 1987. Mr. Halter has served as Chairman of the Board and President of Millennia, Inc. and Chairman of the Board of Digital Communications Technology Corporation since 1994. Mr. Halter is the father of Kevin B. Halter, Jr.

Kevin B. Halter, Jr. has served as Secretary Treasurer and a Director of the Company since inception. Mr. Halter also serves as Vice President, Secretary and a Director of Halter Capital Corporation. He is the President of Securities Transfer Corporation, a stock transfer agency registered with the Securities and Exchange Commission, a position he has held since 1987. Mr. Halter has served as Vice President, Secretary and a director of Millennia, Inc. and Digital Communications Technology Corporation since 1994. He is the son of Kevin B. Halter.


Item 6   EXECUTIVE COMPENSATION

The Company currently pays no compensation to its officers and directors and has paid no compensation in any amount or of any kind to its executive officers or directors for the fiscal years ended December 31, 1997 and 1998.

Item 7   CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

none

Item 8   DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 10,000,000 shares of preferred stock with a par value of $0.00001 per share, and 10,000,000 shares of common stock with a par value of $0.00001 per share. The holders of common stock
(1) are entitled to one non-cumulative vote per share on all matters that the stockholders may vote on at meetings of stockholders; (2) do not have pre-emptive, subscription or conversion rights, and there are no redemption of sinking fund provisions applicable thereto; and (3) are entitled to share ratably in the assets of the Company, after the payment of all debts and liabilities, available for distribution to holders of common stock upon the liquidation, dissolution or winding up of affairs of the Company. The Company has no preferred stock, debentures, warrants, options or other instruments outstanding or that could be converted into common stock of the Company.

Holders of shares of the common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares ("majority shareholders", when voting for the election or directors, can elect all of the directors and, in such situations, the holders of the remaining shares will not be able to elect as the Company's directors anyone other than those candidates supported by the majority shareholders. Holders of shares of the common stock are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available therefore.

                                     PART II

Item 1 MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS

As of the date of this filing, there is no public market for the Company's common stock. As of December 1, 1999 all 100,000 of the 100,000 shares issued and outstanding are deemed to be "restricted securities" as defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act.

In general, under Rule 144, any person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly trading volume during the four calendar weeks preceding such sales. Sales under Rule 144 are also subject to the requirements as to the manner of sale, notice and availability of current public information about the Company. In addition, restricted shares, which have been beneficially owned for at least two years and which are held by non-affiliates, may be sold free of any restrictions under Rule 144.

Dividend Policy

The Company has never paid or declared a cash dividend on its Common Stock. The Board of Directors does not intend to declare or pay cash dividends in the foreseeable future. It is the current policy to retain all earnings if any, to support future growth and expansion.

Item 2   LEGAL PROCEEDINGS

The Company is not a party to any pending litigation nor is it aware of any threatened legal proceedings.

Item 3   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None

Item 4   RECENT SALES OF UNREGISTERED SECURITIES

         None

Item 5   INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's bylaws provide that the Company will indemnify its directors and officers to the full extent authorized or permitted under Delaware law.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers and controlling persons of the Company, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is unenforceable.

                              INTERNET CORPORATION
                                   OF AMERICA
                          (a wholly-owned subsidiary of
                           Halter Capital Corporation)

                              Financial Statements
                                       and

                                Auditor's Report

                           December 31, 1999 and 1998




                               S. W. HATFIELD, CPA
                          certified public accountants

                         INTERNET CORPORATION OF AMERICA
            (a wholly-owned subsidiary of Halter Capital Corporation)

                                    CONTENTS

                                                                           Page

Report of Independent Certified Public Accountants                          F-3

Financial Statements

   Balance Sheets
     as of December 31, 1999 and 1998                                       F-4

   Statements of Operations and Comprehensive Income
     for the years ended December 31, 1999 and 1998                         F-5

   Statement of Changes in Stockholder's Equity
     for the years ended December 31, 1999 and 1998                         F-6

   Statements of Cash Flows

     for the years ended December 31, 1999 and 1998                         F-7
   Notes to Financial Statements                                            F-8

S. W. HATFIELD, CPA
certified public accountants

Member:    American Institute of Certified Public Accountants
               SEC Practice Section
               Information Technology Section

           Texas Society of Certified Public Accountants

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Internet Corporation of America

We have audited the accompanying balance sheets of Internet Corporation of America (a Delaware corporation and a wholly-owned subsidiary of Halter Capital Corporation) as of December 31, 1999 and 1998 and the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for each of the years then ended, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet Corporation of America as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the years then ended, respectively, in conformity with generally accepted accounting principles.

                                                         S. W. HATFIELD, CPA
Dallas, Texas
January 3, 2000



P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com



                         INTERNET CORPORATION OF AMERICA
            (a wholly-owned subsidiary of Halter Capital Corporation)
                                 BALANCE SHEETS
                           December 31, 1999 and 1998


                                                                      1999        1998
                                                                    --------------------

                                     ASSETS

Current Assets

   Cash on hand and in bank                                           $  --      $    40
                                                                      -------    -------

Total Assets                                                          $  --      $    40
                                                                      =======    =======


                      LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

   Due to parent company                                              $   205    $  --
                                                                      -------    -------


Commitments and Contingencies

Stockholder's Equity Preferred stock - $0.00001 par value

     5,000,000 shares authorized; none
     issued and outstanding                                              --         --
   Common stock - $0.00001 par value
     10,000,000 shares authorized
     100,000 issued and outstanding                                         1          1
   Additional paid-in capital                                           1,099      1,099
   Accumulated deficit                                                 (1,345)    (1,060)
                                                                      -------    -------

     Total stockholders' equity                                          (205)        40
                                                                      -------    -------

Total Liabilities and Stockholder's Equity                            $  --      $    40
                                                                      =======    =======


The accompanying notes are an integral part of these financial statements.






                         INTERNET CORPORATION OF AMERICA
            (a wholly-owned subsidiary of Halter Capital Corporation)
                          STATEMENTS OF OPERATIONS AND
                        COMPREHENSIVE INCOME Years ended
                           December 31, 1999 and 1998

                                                           1999         1998
                                                         ---------    ---------


Revenues                                                 $    --      $    --
                                                         ---------    ---------

Expenses

   General and administrative expenses                         245          180
                                                         ---------    ---------

Net Loss                                                      (245)        (180)

Other Comprehensive Income                                    --           --
                                                         ---------    ---------

Comprehensive Income                                     $    (245)   $    (180)
                                                         =========    =========

Net loss per weighted-average
   share of common stock
   outstanding, calculated on
   Net Loss - basic and fully diluted                          nil          nil
                                                         =========    =========

Weighted-average number of shares
   of common stock outstanding                             100,000      100,000
                                                         =========    =========




The accompanying notes are an integral part of these financial statements.




                         INTERNET CORPORATION OF AMERICA
            (a wholly-owned subsidiary of Halter Capital Corporation)
                             STATEMENT OF CHANGES IN
                        STOCKHOLDER'S EQUITY Years ended
                           December 31, 1999 and 1998


                                    Common Stock     Additional
                                 -----------------   paid-in   Accumulated
                                  Shares    Amount   capital    deficit    Total
                                 -------   -------   -------   -------    -------

Balances at January 1, 1998      100,000   $     1   $   999   $  (880)   $   120

Capital contributed by parent
   to support corporate entity      --        --         100      --          100

Net loss for the year               --        --        --        (180)      (180)
                                 -------   -------   -------   -------    -------

Balances at December 31, 1998    100,000         1     1,099    (1,060)        40

Net loss for the year               --        --        --        (245)      --
                                 -------   -------   -------   -------    -------

Balances at December 31, 1999    100,000   $     1   $ 1,099   $(1,305)   $  (205)
                                 =======   =======   =======   =======    =======





The accompanying notes are an integral part of these financial statements.

                         INTERNET CORPORATION OF AMERICA
            (a wholly-owned subsidiary of Halter Capital Corporation)
                            STATEMENTS OF CASH FLOWS
                     Years ended December 31, 1999 and 1998


                                                            1999     1998
                                                            -----    -----
Cash Flows from Operating Activities

   Net loss for the period                                  $(245)   $(180)
   Adjustments to reconcile net loss to
     net cash provided by operating activities               --       --
                                                            -----    -----

   Net cash used in operating activities                     (245)    (180)
                                                            -----    -----


Cash Flows from Investing Activities                         --       --
                                                            -----    -----


Cash Flows from Financing Activities

   Cash advanced by parent company                            205     --
   Cash contributed by parent to support corporate entity    --        100
                                                            -----    -----

   Net cash used in financing activities                      205      100
                                                            -----    -----

Decrease in Cash                                              (40)     (80)

Cash at beginning of period                                    40      120
                                                            -----    -----

Cash at end of period                                       $--      $  40
                                                            =====    =====

Supplemental Disclosure of
   Interest and Income Taxes Paid

     Interest paid for the period                           $--      $--
                                                            =====    =====
     Income taxes paid for the period                       $--      $--
                                                            =====    =====


The accompanying notes are an integral part of these financial statements.

                         INTERNET CORPORATION OF AMERICA
            (a wholly-owned subsidiary of Halter Capital Corporation)

                          NOTES TO FINANCIAL STATEMENTS

NOTE A - Organization and Description of Business

Internet Corporation of America (Company) was incorporated on August 23, 1995 under the laws of the State of Delaware as a wholly-owned subsidiary of Halter Capital Corporation.

The Company has never had any operations or assets since inception. The current business purpose of the Company is to seek out and obtain a merger, acquisition or outright sale transaction whereby the Company's stockholders will benefit. The Company is not engaged in any negotiations and has not undertaken any steps to initiate the search for a merger or acquisition candidate.

The Company is fully dependent upon its current management and/or significant stockholders to provide sufficient working capital to preserve the integrity of the corporate entity during this phase. It is the intent of management and significant stockholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity.

The Company has a year end of December 31 and follows the accrual method of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - Summary of Significant Accounting Policies

1.   Cash and cash equivalents
     -------------------------

     The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.   Income taxes
     ------------

     The Company provides deferred income taxes, where material, based on the asset and liability method under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". At December 31, 1999 and 1998, respectively, the deferred tax asset and deferred tax liability accounts, consisting solely of temporary differences in accumulated depreciation, were not material to the financial statements and no valuation allowance was provided against deferred tax assets.

     The Company files its income tax returns as a component of its parent company's consolidated tax return. Accordingly, all net operating losses are offset against the tax liabilities of the Company's parent. No net operating loss carryforwards exist as of December 31, 1999 and 1998, respectively.

                         INTERNET CORPORATION OF AMERICA
            (a wholly-owned subsidiary of Halter Capital Corporation)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE B - Summary of Significant Accounting Policies - Continued

3.   Loss per share
     --------------

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of December 31, 1999 and 1998, the Company has no warrants and/or options issued and outstanding.

NOTE C - Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.

NOTE D - Related Party Transactions

As of December 31, the Company's parent company had advanced funds totaling approximately $205 for operating capital. The advances are due upon demand and are non-interest bearing.

                                    PART III

Item 1   INDEX TO EXHIBITS



Item 2    DESCRIPTION OF EXHIBITS

Exhibit No.        Description of Exhibit
-----------        ----------------------

3.1                 Certificate of Incorporation
3.2                 By-Laws
27                  Financial Data Schedule








                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Internet Corporation of America.


April 10, 2000                          By:  /s/  Kevin B. Halter
                                             -------------------------------
                                                  Kevin B. Halter, President